

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Tuvia Barlev
Chief Executive Officer
Actelis Networks, Inc.
47800 Westinghouse Drive
Fremont, CA 94539

>   **Re: Actelis Networks, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 10, 2022**
>   **CIK No. 0001141284**

Dear Mr. Barlev:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Please balance your disclosure in the summary with information regarding your history of operating losses, negative cash flows, and significant indebtedness. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Risk Factors, page 11

2.   We note that you utilize turn-key and OEM contract manufacturers in Israel and Taiwan. Please add a risk factor assessing the material risks associated with your manufacturing arrangements, including without limitation the risk of shipping delays.

Actelis Israel received Israeli government grants . . . , page 22

3.   Please revise your disclosure regarding the disagreement between Actelis Israel and the IIA to (i) describe the process and timing to resolve this disagreement, (ii) quantify the royalties at issue, and (iii) describe the potential consequences and assess the material risks to the company and investors if you do not prevail.

Our Bylaws designate a state or federal court located within the State of Delaware as the exclusive forum . . . , page 30

4.   The exclusive forum provisions described in this and the following risk factor appear to be inconsistent. Please revise for consistency, and ensure that your by-laws and charter that will be in effect following the offering conform to these provisions.

Cautionary Note Regarding Forward-Looking Statements, page 32

5.   We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Use of Proceeds, page 34

6.   Please disclose the amount of any debt you intend to repay with proceeds from the offering. Refer to Instruction 4 to Item 504 of Regulation S-K. If you do not intend to repay any debt, please revise the disclosure in your Liquidity and Capital Resources section on page 43 to address how you intend to meet your cash needs, including debt obligations, over the next 12 months when you do not plan to use any proceeds from the offering to meet these obligations.

Capitalization, page 36

7.   Please include bold double lines under the cash and cash equivalent amounts to clearly distinguish them from your capitalization.

Management's Discussion and Analysis of Financial Condition
Liquidity and Capital Resources
Convertible Notes, Loans, and Warrant, page 43

8.   We note your disclosure that "upon consummation of an equity financing in us, the lenders have the rights to convert the principal amount of the loan in consideration for such number of our securities of the most favorable class and on the most favorable terms as issued under the equity financing, at a conversion price per share reflecting a discount of 30% plus an additional 1% for each two calendar months following March 2017."

Please revise to (i) clarify whether these rights are triggered by the offering, (ii) disclose the number of shares subject to these rights, and (iii) disclose the conversion price in relation to the initial public offering price. Additionally, please revise your disclosure on page 9 to specifically address the treatment of these shares throughout the prospectus.

9. Please revise your disclosure regarding the Migdalor loan to identify the number of shares the counterparty has the option to acquire (making needed assumptions) and to disclose the purchase price therefor in relation to the initial public offering price. Revise the following sentence for clarity, as it implies that the option will automatically convert into shares, potentially without payment: "Upon consummation of the offering, the option may convert into shares of common stock at a formula to be calculated on the initial offering price." Additionally, please file the Migdalor loan agreement as an exhibit to your registration statement.

10. Please describe the material terms of your convertible notes, including the provisions governing optional and mandatory conversions. Identify the number of shares for which your outstanding notes may be converted, and clarify whether the conversion price is a 40% discount to the initial public offering price. Additionally, disclose the number of shares the underwriter may purchase pursuant to the warrant issued in connection with your private placement of convertible notes, as well as the exercise price thereof, and specifically address the treatment of this warrant and underlying shares on page 9.

Our Business, page 49

11. Please revise your disclosure to include a specific, clear description of your current operations, status of product and service development, and markets and distribution methods. Distinguish clearly your aspirations from your accomplishments. Address, without limitation, the following areas:

- Describe the state of development with respect to your 5G, MMwave, and computing capabilities technology, including material hurdles to overcome.
- Expand your description of EMS software, including whether this is propriety, still under development, customized to customer specifications, and other relevant information.
- Describe the contractual terms for the services and software you offer, indicating whether these are bundled with your products or sold separately, on an one-time or on-going basis.
- Describe the warranty you provide or offer in relation to your products.
- Revise statements regarding your intent to address IoT verticals globally, to clearly identify and distinguish your current markets and future market plans.
- Identify the locations of your "many distributors and partners around the world," and describe these relationships.
- Describe your sales teams and clarify where they operate, avoiding references to regions where you lack presence.
- Identify the basis for your claim to be "best in class."

12.   Please revise your disclosure to describe the need for any governmental approval of your principal products and services, and the effect of existing or probable governmental regulations on your business. See Items 101(h)(viii) and (ix) of Regulation S-K. With respect to the statement that your "products are already approved to deliver sensitive information for many critical IoT applications," identify this approval and the extent of its application. Revise your description of the Bipartisan Infrastructure Law to explain its relevance to your business.

13.   Please disclose the duration of your patents. See Item 101(h)(vii) of Regulation S-K.

Principal Stockholders, page 75

14.   The text preceding the table of beneficial ownership and notes thereto describe the treatment of options for purposes of calculating beneficial ownership, yet the table refers to shares on an as-converted basis and includes a column for voting percentage. Please revise your disclosure to (i) clarify whether "as-converted" refers to the exercise of the options described in the table notes, or to some other basis, and (ii) explain why ownership and voting percentages might differ.

Description of Securities, page 77

15.   The introductory text to this section refers to a corporate conversion. Please revise your disclosure to describe this corporate conversion or to eliminate the reference. Please also reconcile apparently inconsistent references to your charter and articles of incorporation.

16.   We note that non-voting common stock and Series A and B convertible preferred stock were outstanding as of December 30, 2020 (page F-4). Please revise the description of the voting rights of your common stock to reflect the non-voting common stock. Clarify whether all outstanding preferred stock will automatically convert into common stock in connection with the offering, as disclosure on page 9 appears to suggest. If any preferred stock will remain outstanding, please further revise your disclosure to describe the voting, conversion, and other rights. Refer to Item 202(a)(4) of Regulation S-K. Please also confirm the stated number of authorized stock of each class.

17.   Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

18.   Please disclose the percentage of your outstanding shares that are entitled to registration rights under the Amended and Restated Stockholder Rights Agreement, dated as of February 2, 2016. Please also file this agreement as an exhibit to your registration agreement.

Legal Matters, page 94

19.   We note your disclosure that two firms will pass upon the validity of the shares being offered, but your exhibit index lists the legal opinion of only one firm. Please revise to reconcile this apparent inconsistency. Refer to Item 601(b)(5) of Regulation S-K.

Consolidated Statements of Comprehensive Loss, page F-5

20.   Please revise this statement and other sections of the filing, as applicable, to present your loss per share amounts rounded to the nearest cent (*i.e.*, using only two decimal points), in order not to imply a greater degree of precision than exists.

k. Revenue recognition, page F-10

21.   Please describe to us in detail the arrangements under which you provide certain customers with software updates that you choose to develop and enhancements related to your management software. Clearly describe to us your accounting for the revenue related to these arrangements, including when you recognize revenue—"over-time" or at a "point in time," the related time periods and the authoritative guidance on which you are relying. Revise this note to provide clear disclosure of that policy.

z. Share-based compensation, page F-15

22.   Please provide us an analysis of equity issuances which occurred during the last twelve months that presents the grant dates of the issuances, as well as the underlying fair value of your common shares at each grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe to us the factors that contributed to these fluctuations. For equity transactions in which you estimated the fair value, please explain the significant factors, assumptions, and methodologies you used to determine fair value. Additionally, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common shares leading up to the IPO and the estimated offering price.

General

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

        You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing